February 11, 2019

VIA EDGAR TRANSMISSION

Ms. Samantha Brutlag

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Alternative Strategies Fund Proxy, File No. 811-22440

Dear Ms. Brutlag:

On February 5, 2019, Alternative Strategies Fund (the "Registrant") filed a preliminary proxy statement on Schedule 14A (the "Proxy") for the purpose of soliciting shareholder approval of a new investment advisory agreement. In a telephone conversation on February 8, 2019, you provided comments on the Proxy to Krisztina Nadasdy of Thompson Hine LLP. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1. Please confirm to the staff that the Registrant has addressed all requirements under Item 22(c) of Schedule 14A.

Response. Registrant so confirms.

If you have any questions, please call Krisztina Nadasdy at (614) 469-3243 or Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/Andrew Davalla

Andrew Davalla